EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm

The Partners
Duke Realty Limited Partnership:
We consent to the incorporation by reference in the registration statement No. 333-181030-01 on Form S-3 of Duke Realty Limited Partnership of our report dated February 21, 2014, except as to notes 6 and 8, which are as of October 15, 2014, with respect to the consolidated balance sheets of Duke Realty Limited Partnership and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013, the related financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the current combined report on Form 8-K of Duke Realty Corporation and Duke Realty Limited Partnership dated October 15, 2014.

/s/ KPMG LLP

Indianapolis, Indiana
October 15, 2014